EXHIBIT 8

LIST OF SUBSIDIARIES

			% of
Name	Jurisdiction	Business	Ownership

TransGlobe Oil and Gas Corporation	Washington State	Oil and gas exploration and	100%
		development
TransGlobe Petroleum International Inc.	Turks and Caicos, BWI	Holding company	100%
TransGlobe International (Holdings) Inc.	Turks and Caicos, BWI	Holding company	100%
		Dissolved December 5, 2002
TG Holdings Yemen Inc.	Turks and Caicos, BWI	Oil and gas exploration and	100%
		development